United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2006
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 333-63321
Saga Communications, Inc. Employees’ 401(K) Savings and Investment Plan

(Full title of plan)
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2006 and 2005	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2006 and 2005	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	10

Other Information:
Signatures	11
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
EX-23.1 Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Detroit, MI
June 25, 2007	/S/ Ernst & Young LLP

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value:
Mutual funds	$14,041,634	$11,670,862
Guaranteed Income Fund	2,187,600	1,996,596
Saga Common Stock Fund	1,735,768	1,647,899
Participant loans	217,790	288,431

	18,182,792	15,603,788

Employer contributions receivable	283,065	278,168

Net assets available for benefits	$18,465,857	$15,881,956

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2006	2005

Additions
Participant contributions	$2,061,104	$1,972,330
Employer contributions	283,065	278,168
Investment income:
Interest and dividends	92,173	89,721
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,448,372	784,957
Saga common stock fund	(181,008)	(949,272)

Total additions	3,703,706	2,175,904

Deductions
Benefit payments	1,119,805	926,195

Net increase	2,583,901	1,249,709
Net assets available for benefits:
Beginning of year	15,881,956	14,632,247

End of year	$18,465,857	$15,881,956

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005
1. Description of Plan
The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.
General
The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions to employees’ accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The Company may make a discretionary match; for 2006 and 2005 the discretionary employer match was $283,065 and $278,168, respectively.
Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options. Employer contributions are invested in Saga Communications, Inc. Class A common stock.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for the guaranteed income fund, the Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.
The guaranteed income fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.8% and 3.7% for 2006 and 2005, respectively. The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 4.15% and 3.75% at December 31, 2006 and 2005, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005

Guaranteed Income Fund*	$2,187,600	$1,996,596
Saga Common Stock Fund*	1,735,768	1,647,899
Vanguard Wellington — Admiral Fund*	1,399,512	1,315,606
American Century Ultra Account*	895,076	1,116,770
Fidelity Contrafund Account*	2,468,895	2,392,148
Dryden S&P 500 Index Fund*	1,174,184	1,073,979
Fidelity Growth & Income Account*	995,245	829,214

*	Fund is sponsored by Plan Trustee
4. Income Tax Status
The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service dated September 4, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Employer ID # 38-2683519       Plan #001
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Income Fund	$2,187,600
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	1,174,184
*Prudential Retirement Insurance Company	Artisan Partners Growth Fund	443,382
*Prudential Retirement Insurance Company	Investment Grade Coprorate Bond /BSAM Fund	132,572
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	2,468,895
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	995,245
*Prudential Retirement Insurance Company	Balanced I/ Wellington Management Fund	740,127
*Prudential Retirement Insurance Company	American Century Ultra Account	895,076
*Prudential Retirement Insurance Company	Vanguard Wellington - Admiral Fund	1,399,512
*Prudential Retirement Insurance Company	Janus Fund	510,824
*Prudential Retirement Insurance Company	Small Cap Value/Kennedy Capital Fund	410,238
*Prudential Retirement Insurance Company	High Yield Bond/Caywood-Scholl Fund	329,582
*Prudential Retirement Insurance Company	Large Cap Value/Barrow Hanley	344,893
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	347,626
*Prudential Retirement Insurance Company	Lifetime20	110,266
*Prudential Retirement Insurance Company	Lifetime30	51,098
*Prudential Retirement Insurance Company	Lifetime40	90,054
*Prudential Retirement Insurance Company	Lifetime50	42,348
*Prudential Retirement Insurance Company	Lifetime60	42,842
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	806,787
*Prudential Retirement Insurance Company	International Equity Julius Baer	766,251
*Prudential Retirement Insurance Company	Small Cap Blend/WHV Fund	357,076
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock	400,221
*Prudential Retirement Insurance Company	Small Cap Growth/Granahan Fund	65,017
*Prudential Retirement Insurance Company	Mid Cap Value/Integrity Fund	406,738
*Prudential Retirement Insurance Company	Mid Cap Growth/Times Square Fund	523,788
*Prudential Retirement Insurance Company	Large Cap Value/LSV Asset Management	151,597
*Prudential Retirement Insurance Company	Large Cap Blend/Victory Fund	3,272
*Prudential Retirement Insurance Company	AllianceBern International Value K Fund	32,123

*Saga Communications, Inc.	Saga Common Stock Fund	1,735,768
*Participant loans receivable	Interest rates 5.00% to 10.50%	217,790

Total investments		$18,182,792

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 26, 2007	/S/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 26, 2007	/S/ Catherine Bobinski
Catherine Bobinski
Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX
Exhibits
23.1          Consent of Ernst & Young LLP